As filed with the Securities and Exchange Commission on May 23, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)*

ACM Managed Dollar Income Fund, Inc.

(Name of Subject Company (Issuer))

ACM Managed Dollar Income Fund, Inc.

(Name of Filing Persons (Offeror and Issuer))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

000949107

(CUSIP Number of Class of Securities)

Emilie D. Wrapp

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, New York 10105

(212) 969-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Kathleen K. Clarke

Seward & Kissel LLP

1200 G Street, NW

Washington, DC 20005

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$7,865,476 (a)	$309.11 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 973,450 shares in the offer, based upon the net asset value per share of $8.08 at May 16, 2008.

(b)	Calculated as the Transaction Valuation multiplied by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by ACM Managed Dollar Income Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 973,450 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated May 23, 2008 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and are filed as exhibits to this Schedule TO.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated May 23, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form W-9, Form W-8BEN, and Form W-81MY.

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)	Form of Letter to Stockholders Who Have Requested Information.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Advertisement printed in The Wall Street Journal on May 23, 2008.

(a)(5)(ii)	Press release issued on May 8, 2008. (Previously filed as a preliminary communication with the Fund’s Schedule TO submitted via EDGAR on May 15, 2008).

(a)(5)(iii)	Press release issued on February 5, 2008. (Previously filed as a preliminary communication with the Fund’s Schedule TO submitted via EDGAR on May 15, 2008).

(b)	None.

(d)	Advisory Agreement between ACM Managed Dollar Income Fund, Inc. and AllianceBernstein L.P. dated October 22, 1993. (Previously filed as Exhibit (c)(1) to the Fund’s Schedule 13E-4 submitted via EDGAR on May 8, 1997).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACM MANAGED DOLLAR INCOME FUND, INC.

/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp
Title: Secretary

Dated: May 23, 2008